Exhibit (a)(16)

XO Communications, Inc.

11111 Sunset Hills Road
Reston, Virginia 20190

July 6, 2001

Dear Employee Stock Option Holders:

      As you are aware, the deadline for participating in XO Communications’ offer to exchange certain stock options for new options has been extended until 11:59 P.M., Reston, Virginia time on Friday, July 13, 2001. We extended the offer in order to provide you with summary financial information regarding XO, which is attached to this letter. You can review additional financial information of XO, including XO’s annual report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission, at http://www.xo.com/investors/financials/.

      We also extended the offer period in order to respond to comments from the SEC with respect to the offer materials that were previously distributed to you. You may review the revised materials, which include additional information about the amended and restated Concentric Plans, at http://www.sec.gov/cgi-bin/srch-edgar?0001111634 (look for the “SC – TO-1/ A” filed on July 6, 2001 by XO Communications, Inc.).

      None of the terms or conditions of the offer have changed, except for the expiration date and paragraph 11 of the Letter of Transmittal has been amended so that you represent only that you have received the offer materials, not that you have read and understood them. This change will apply to the Letter of Transmittal previously distributed to you, so we are not distributing new letters reflecting this change. If you have already delivered your signed Letter of Transmittal (the yellow form included in the materials that you previously received) and Schedule A (a list of eligible grants), you do not need to do anything further. In addition, if you tender for exchange any options, you will also be deemed to have automatically tendered for exchange any option granted to you by XO on or after December 26, 2000 regardless of whether the exercise price per share provided in such an option is more or less than $10.00.

      If you have not already delivered your signed Letter of Transmittal and Schedule A, please make your election to accept or reject the offer, sign the Letter of Transmittal and deliver it to XO’s Stock Option Program — Room 3131, 11111 Sunset Hills Road, Reston, Virginia 20190 (facsimile: (703) 547-2984) with Schedule A before 11:59 P.M., Reston, Virginia time on Friday, July 13, 2001. We currently expect to accept properly tendered options on July 16, 2001, the business day following the scheduled expiration date, in which case we expect the grant date of the new options to be on January 17, 2002.

      If you have any questions about the program, please contact the Stock Option Program call center at (800) 405-8502 or (703) 547-2984. We thank you for your continued efforts on behalf of XO Communications, Inc.

Sincerely,

Jimmie W. Paschall

Vice President, Human Resources

Enclosure

Summary Financial Information

XO Communications, Inc.

      The following information is extracted from our audited financial statements for the fiscal years ending December 31, 2000 and December 31, 1999, filed in our annual report on form 10-K filed with the Securities and Exchange Commission on April 2, 2001, and the unaudited financial statements for the quarter ended March 31, 2001, filed on our quarterly report on form 10-Q filed with the Securities and Exchange Commission on May 15, 2001.

	Year Ended December 31,
			Quarter Ended
	2000(a)	1999	March 31, 2001

	(In Thousands, Except per Share Data)

Statement of Operations Data:

Revenue	$723,826	$274,324	$277,307

Loss from operations	(1,011,652)	(366,530)	(358,248)

Net loss	(1,101,299)	(558,692)	(443,511)

Net loss applicable to common shares	(1,247,655)	(627,881)	(482,552)

Net loss per share (b)	(3.87)	(2.51)	(1.31)

Statement of Cash Flow Data:

Net cash used in operating activities	$(559,414)	$(349,192)	$(97,935)

Net cash used in investing activities	(1,464,495)	(1,050,344)	(380,352)

Net cash provided by financing activities	1,648,663	1,948,503	728,566

Balance Sheet Data:

Cash, cash equivalents and marketable securities	$1,860,963	$1,881,764	$1,898,134

Property and equipment, net	2,794,105	1,180,021	3,361,582

Investment in fixed wireless licenses, net	997,333	926,389	989,793

Total assets	9,085,375	4,597,108	9,584,474

Long-term debt	4,396,596	3,733,342	5,187,585

Redeemable preferred stock, net of issuance costs	2,097,016	612,352	2,122,610

Total shareholders’ equity (deficit)	1,838,401	(13,122)	1,392,695

Other Data:

EBITDA, as adjusted (c)	$(309,444)	$(214,248)	$(77,113)

Book Value Per Share	$5.00	$(0.05)	$3.76

Ratio of earnings to fixed charges (d)	N/A	N/A	N/A

Ratio of earnings to fixed charges and preferred dividends (e)	N/A	N/A	N/A

(a)	The selected financial data in 2000 includes the accounts and activities of Concentric Network Corporation for the period commencing June 16, 2000, the date that Concentric merged into XO, through December 31, 2000.

(b)	The net loss per share data above has been adjusted for the stock splits effected in 2000 and in prior periods.

(c)	EBITDA represents operating loss adjusted for stock based compensation, depreciation, amortization and in-process research and development write-offs for the periods noted and has also been adjusted to exclude the restructuring charge recorded in 1999. EBITDA is not a generally accepted accounting principle measure but rather a measure employed by management to view operating results adjusted for major non-cash items.

(d)	For the years ended December 31, 1999 and 2000 and the three months ended March 31, 2001, fixed charges were in excess of earnings during the periods presented by the amount of $564.2 million, $1,125.9 million and $463.7 million, respectively.

(e)	For the years ended December 31, 1999, 2000 and the three months ended March 31, 2001, fixed charges and preferred dividends were in excess of earnings during the periods presented by the amount of $633.4 million, $1,272.3 million and $502.7 million, respectively.